Exhibit (h)(2)

AMENDMENT NO. 1 TO

ADMINISTRATION AGREEMENT

AMENDMENT NO. 1 (“Amendment”) made as of the 5th day of October, 2004 between PROFUNDS (the “Trust”), a Delaware business trust having its principal place of business at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814 and BISYS FUND SERVICES LIMITED PARTNERSHIP (“BISYS”), an Ohio limited partnership having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219, to that certain Administration Agreement dated January 1, 2004 (the “Agreement”), under which BISYS performs certain management and administration services for the Trust. All capitalized terms used but not defined herein shall have the meaning given to them in the Agreement.

WHEREAS, the Agreement provides that BISYS shall perform such additional services as are mutually agreed upon in writing by the parties;

WHEREAS, the Trust desires that BISYS perform certain additional services for the Trust;

WHEREAS, BISYS is willing to perform the services enumerated in this Amendment on the terms and conditions set forth in this Amendment; and

WHEREAS, BISYS and the Trust wish to enter into this Amendment to the Agreement in order to set forth the terms under which BISYS will perform the services enumerated herein on behalf of the Trust, and to supplement and clarify certain provisions of the Agreement.

NOW, THEREFORE, in consideration of the covenants herein contained, the Trust and BISYS hereby agree as follows:

1.	Service Provider Program

BISYS will provide the following additional services to assist the Trust in connection with its obligations under Rule 38a-1 of the Investment Company Act of 1940, as amended (“Rule 38a-1”):

(a) Perform risk-based testing and an annual assessment of the internal compliance procedures of each BISYS service group (“BISYS Policies and Procedures”) that provides services to the Trust (i.e., transfer agency, fund accounting, administration) and of any BISYS affiliate acting as the Trust’s distributor, to assist the Trust’s Chief Compliance Officer in determining whether such compliance procedures are reasonably designed to comply with all Federal Securities Laws, as defined in Rule 38a-1.

(b) Provide information reasonably requested by the Trust’s Chief Compliance Officer or the Board of Trustees (the “Board”) in connection with the Board’s determination regarding the adequacy and effectiveness of the compliance procedures described in (a) above.

(c) Provide reports to the Trust’s Chief Compliance Officer regarding the risk-based testing and annual assessment described in (a) above.

(d) Maintain certain records for the Trust in accordance with Rule 38a-1, which are specified below.

(e) Assist in the development of policies of the Trust and establish procedures to support such policies as requested by the Trust, solely with respect to services provided by BISYS.

2.	Records

In addition to the services above, BISYS will maintain certain records for the Trust as its administrator. On behalf of the Trust, BISYS shall maintain: (a) a copy of the policies and procedures adopted by the Trust required pursuant to Rule 38a-1 that are in effect, or at any time within the past five years were in effect, in an easily accessible place; (b) copies of materials provided to the Board in connection with their approval of the policies referenced in Section 4(a) herein, and written reports provided to the Board pursuant to Rule 38a-1 for at least five years after the end of the fiscal year in which the documents were provided, the first two years in an easily accessible place; and (c) any records documenting the Trust’s annual review pursuant to Rule 38a-1 for at least five years after the end of the fiscal year in which the annual review was conducted, the first two years in an easily accessible place.

3.	Fees

In addition to all fees, expenses and miscellaneous fees or charges provided for under the Agreement, BISYS shall be entitled to receive from the Trust the amounts set forth on Schedule A hereto, reflecting the amounts charged by BISYS for the performance of services under this Amendment.

4.	Information to be Furnished by the Trust

(a) The Trust has furnished or shall promptly furnish to BISYS copies of the Trust’s Compliance Policies and Procedures (“Trust Procedures”). The Trust need not deliver copies of BISYS policies or procedures which the Trust determines shall constitute a portion of the Trust’s compliance program under 38a-1.

(b) Consistent with Rule 38a-1, it is understood and agreed that the Trust and BISYS may make modifications to, respectively, the Trust Procedures and the BISYS Policies and Procedures. Upon any changes or amendments, each party shall promptly notify the Trust’s Chief Compliance Officer and, in the event of any material changes or amendments, shall notify the other party.

(c) BISYS may rely on all documents furnished to it by the Trust and its agents in connection with the services to be provided under this Agreement, including any amendments to or changes in any of the items to be provided by the Trust pursuant to 4(a) above.

5.	Representations and Warranties

Each party represents and warrants to the other that this Amendment has been duly authorized and, when executed and delivered by it, will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

6.	Miscellaneous

(a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(b) Each reference to the Agreement in the Agreement and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as separately amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect (including, without limitation, the term of the Agreement). No amendment or modification to this Amendment shall be valid unless made in writing and executed by each party hereto.

(c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

PROFUNDS

By:	/s/ Louis Mayberg
Name:	Louis Mayberg
Title:	President

BISYS FUND SERVICES LIMITED PARTNERSHIP

By:	/s/ Fred Naddaff
Name:	Fred Naddaff
Title:	President

SCHEDULE A

TO THE AMENDMENT TO THE

ADMINISTRATION AGREEMENT

BETWEEN PROFUNDS

AND BISYS FUND SERVICES LIMITED PARTNERSHIP

Dated October 5, 2004

Fees

General

The fees set forth below are an aggregate fee covering services to the Trust. The fees shall be billed monthly.

All recurring fees set forth below shall be subject to adjustment annually commencing on the one-year anniversary of the date of this Agreement by no more than the percentage increase in consumer prices for services as measured by the United States Consumer Price Index entitled “All Services Less Rent of Shelter” or a similar index should such index no longer be published.

Service Provider Program

$35,000 per annum